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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               Amendment No. 2


                          Aspect Development, Inc.
                  ----------------------------------------
                              (Name of Issuer)


                                Common Stock
                  ----------------------------------------
                       (Title of Class of Securities)


                                  045234101
                  ----------------------------------------
                               (CUSIP Number)


                              December 31, 1998
                  ----------------------------------------
           (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)

         [_]   Rule 13d-1(c)

         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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-----------------------                                  ---------------------
  CUSIP No. 045234101                  13G                Page 2 of 4 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
      Romesh T. Wadhwani

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2    (a) [_]
      (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            5,696,166**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             5,696,166**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,696,166**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      16.55%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

** Includes 4,804,000 shares held by the Romesh & Kathleen Wadhwani Trust, of which Mr. Wadhwani and his wife are trustees. Both trustees have full voting and dispositive power. One signature can invoke the trust; 75,000 shares are held by the DC Investment Partners Exchange Fund; 100,000 shares are held by the Alex Brown Exchange Fund; 100,000 shares are held by the Belcrest Capital Fund. Also includes 591,666 shares subject to stock options exercisable within 60 days of February 12, 1999.

Item 1.

          (a)    Aspect Development, Inc.

          (b)    1300 Charleston Road
                 Mountain View, California  94043

Item 2.

          (a)    Romesh T. Wadhwani

          (b)    1300 Charleston Road
                 Mountain View, California  94043

          (c)    United States

          (d)    Common Stock

          (e)    045234101

Item 3.   N/A


Item 4.   Ownership

          (a)    Amount beneficially owned:  5,696,166** shares

          (b)    Percentage of class:  16.55%

          (c)    Number of shares as to which such person has:

                 (i)    Sole power to vote or to direct the vote: 5,696,166**
                 (ii)   Shared power to vote or to direct the vote:  __________
                 (iii)  Sole power to dispose or to direct the disposition of:
                        5,696,166**
                 (iv) Shared power to dispose or to direct the disposition of:___________

** Includes 4,804,000 shares held by the Romesh & Kathleen Wadhwani Trust, of which Mr. Wadhwani and his wife are trustees. Both trustees have full voting and dispositive power. One signature can invoke the trust; 75,000 shares are held by the DC Investment Partners Exchange Fund; 100,000 shares are held by the Alex Brown Exchange Fund; 100,000 shares are held by the Belcrest Capital Fund. Also includes 591,666 shares subject to stock options exercisable within 60 days of February 12, 1999.


Item 5.   Ownership of Five Percent or Less of a Class

       N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

       N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       N/A

Item 8.   Identification and Classification of Members of the Group

       N/A

Item 9.   Notice of Dissolution of a Group

       N/A

Item 10.  Certification

       N/A

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              February 12, 1999
                                   -----------------------------------------
                                                      Date


                                             /s/ Romesh T. Wadhwani
                                   -----------------------------------------
                                                    Signature


                                               Romesh T. Wadhwani
                                   -----------------------------------------
                                                   Name/Title